Fourth Quarter 2014 Earnings Release

BMO Financial Group Reports Net Income of $4.3 Billion for Fiscal 2014

Financial Results Highlights:

Fiscal 2014 Compared with Fiscal 2013:

•	Net income of $4,333 million, up 3%; adjusted net income[1] of $4,453 million, up 5%

•	EPS[2] of $6.41, up 4%; adjusted EPS[1,2] of $6.59, up 6%

•	ROE of 14.0%, compared with 14.9%; adjusted ROE[1] of 14.4%, compared with 15.0%

•	Provisions for credit losses of $561 million, compared with $587 million; adjusted provisions for credit losses[1] of $561 million, compared with $357 million

•	Basel III Common Equity Tier 1 Ratio of 10.1%

Fourth Quarter 2014 Compared with Fourth Quarter 2013:

•	Net income of $1,070 million, essentially unchanged; adjusted net income[1] of $1,111 million, up 2%

•	EPS[2] of $1.56, down 3%; adjusted EPS[1,2] of $1.63, up 1%

•	ROE of 13.1%, compared with 14.8%; adjusted ROE[1] of 13.7%, compared with 15.0%

•	Provisions for credit losses of $170 million, compared with $189 million; adjusted provisions for credit losses[1] of $170 million, compared with $140 million

•	Dividend increased by $0.02 or 3% to $0.80

Toronto, December 2, 2014 – For fiscal 2014, BMO Financial Group reported net income of $4,333 million or $6.41 per share on a reported basis and net income of $4,453 million or $6.59 per share on an adjusted basis. For the fourth quarter ended October 31, 2014, net income was $1,070 million and EPS was $1.56. Adjusted net income was $1,111 million and adjusted EPS was $1.63.

“BMO’s fourth quarter results conclude a year in which the bank delivered $4.5 billion in adjusted net income with adjusted earnings per share up 6% from last year,” said Bill Downe, Chief Executive Officer, BMO Financial Group. “This performance reflects a well-executed customer-focused strategy and the momentum we have demonstrated over a number of consecutive quarters.

“Canadian Personal and Commercial Banking had a strong year with over $2 billion in earnings and operating leverage of 2%. Our largest business continued to deliver good balance sheet growth and improved efficiency.

“U.S. Personal and Commercial Banking finished the year with good momentum and balance sheet growth, demonstrating improved revenue and earnings trends in the second half of the year. In the fourth quarter, adjusted pre-provision pre-tax earnings were up 5% year over year and adjusted operating leverage was 1.3%.

“Wealth Management posted another good year with adjusted net income over $800 million, benefiting from significant asset growth and our leading market positions. BMO’s expanded global asset management business continues to innovate its distinguished product offering.

“Capital Markets generated over $1 billion in earnings with a strong ROE of 19% and good progress on our U.S. strategy.

“Credit performance was good with higher provisions largely reflecting lower recoveries compared to last year.

“BMO’s Common Equity Tier 1 ratio ended the year strong at 10.1%.

“Looking ahead, we have an advantaged business mix, geographic diversification and a workforce with a deeply engrained commitment to customers, all of which provide attractive opportunities for growth. BMO’s brand promise is a clear, concise expression of what we expect of ourselves and the commitment to deliver what our customers expect of us,” concluded Mr. Downe. “On behalf of our more than 46,000 employees, I want to thank our customers for their loyalty.”

(1)	Results and measures in this document are presented on a GAAP basis. They are also presented on an adjusted basis that excludes the impact of certain items. Adjusted results and measures are non-GAAP and are detailed in the Adjusted Net Income section, and (for all reported periods) in the Non-GAAP Measures section, where such non-GAAP measures and their closest GAAP counterparts are disclosed.

(2)	All Earnings per Share (EPS) measures in this document refer to diluted EPS unless specified otherwise. EPS is calculated using net income after deductions for net income attributable to non-controlling interest in subsidiaries and preferred share dividends.

Note: All ratios and percentage changes in this document are based on unrounded numbers.

Concurrent with the release of results, BMO announced a first quarter 2015 dividend of $0.80 per common share, up $0.02 per share or 3% from the preceding quarter and up $0.04 per share or 5% from a year ago, equivalent to an annual dividend of $3.20 per common share.

BMO’s 2014 audited annual consolidated financial statements and accompanying management’s discussion & analysis (MD&A) are available online at www.bmo.com/investorrelations along with the supplementary financial information report.

Total Bank Overview

Net income was $1,070 million for the fourth quarter of 2014, down $4 million from the prior year.

Adjusted net income was $1,111 million, up $23 million or 2%, driven by good results in Canadian P&C, U.S. P&C and Wealth Management. Prior year results included a $121 million after-tax security gain in Wealth Management. BMO Capital Markets results were lower than the prior year.

The Basel III Common Equity Tier 1 Ratio remains strong at 10.1%.

Operating Segment Overview

Canadian P&C

Net income was $524 million, up $66 million or 14% from a year ago. Adjusted net income was $526 million, up $65 million or 14% from the prior year, driven by higher revenue and lower provisions for credit losses, partially offset by higher expenses. Revenue was up $107 million or 7% year-over-year driven by higher balance and fee volumes across most products. Year-over-year loan growth was 5% and deposit growth was 9%. Expenses increased $47 million or 6% as a result of continued investment in the business and higher variable compensation consistent with annual business growth.

In personal banking, good year-over-year loan and deposit growth continued at 4% and 10%, respectively. We are focused on helping our customers with their financial needs, in the channel of their choice. Our Summer Everyday Banking campaign was a success with a 10% increase in chequing account openings from last year’s strong levels, with 80% of new chequing accounts opened belonging to new to BMO customers. Mobile transactions continue to grow, nearly doubling for the year.

In commercial banking, strong loan and deposit growth continued at 8% and 7% respectively. During the quarter, we ran a successful pilot for our new BMO DepositEdge product which enables businesses to remotely deposit cheques into their accounts securely. This product was launched in November. Our Fall Small Business Campaign is underway, and is focused on offering our BMO Biz Starter for Small Business package, which meets both the business and personal banking needs of our small business customers. From the early results from this campaign we have been successful in attracting new customers to the bank. We remain second in Canadian business banking loan market share for small and medium-sized loans.

U.S. P&C (all amounts in US$)

Net income of $152 million and adjusted net income of $163 million both increased $54 million from the fourth quarter a year ago, with improved positive operating leverage of 2.1% or 1.3% on an adjusted basis. Increased net income was driven by lower provisions for credit losses and higher revenue, partly offset by increased expenses.

Current loans and acceptances grew year over year and on a sequential basis by 9% and 2%, respectively. The growth in average current loans and acceptances was led by continued strong double-digit growth in the core commercial and industrial (C&I) loan portfolio. The core C&I portfolio increased by $4.8 billion or 21% from a year ago to $28.5 billion.

During the quarter, the Federal Deposit Insurance Corporation released their annual deposit market share results. In the Chicago area we maintained our strong second place ranking, with deposit market share of 12.1%. In Wisconsin we also held the second place ranking with an even higher deposit market share of 13.6%. We maintained our number four market share ranking within our primary footprint of Wisconsin, Illinois, Missouri, Kansas, Indiana, and Minnesota.

Wealth Management

Net income was $226 million. Adjusted net income was $253 million compared to $318 million a year ago. The prior year included a $121 million after-tax security gain. On a basis that excludes the security gain, adjusted net income increased $56 million or 28%. On this basis, adjusted net income in traditional wealth of $136 million increased $8 million or 6% with good organic growth as well as growth from the acquired F&C business, offset by higher than run-rate expenses including the settlement of a legal matter. Adjusted net income in insurance was $117 million, up $48 million or 68% from a year ago. The increase in insurance was primarily due to the impact of beneficial changes in actuarial reserves. There was continued growth in both the underlying creditor and life insurance business.

Assets under management and administration grew by $242 billion or 44% from a year ago to $794 billion, with the acquired F&C business contributing $150 billion to the increase. Excluding F&C, assets under management and administration grew by 17%, driven by market appreciation, the stronger U.S. dollar and growth in new client assets.

In September, World Finance Magazine named BMO Harris Private Banking “Best Private Bank – Canada, 2014.” This is the fourth consecutive year receiving this honour. The World Finance Banking Awards 2014 recognized BMO Harris Private Banking for strong performance, an in-depth understanding of the needs of clients, exceptional client service and strong community activities and outreach programs that support the local and regional community.

BMO Financial Group Fourth Quarter Report 2014 • 1

BMO Capital Markets

Net income of $191 million decreased $26 million or 12% from a year ago as higher revenue was more than offset by higher expenses and lower loan recoveries. Revenue increased 2% year over year with solid growth from Investment and Corporate Banking, partly offset by lower revenues in Trading Products, including the introduction of a funding valuation adjustment which reduced revenue by $39 million.

In the quarter, we were recognized for several different industry awards which reflect our continued focus on meeting our core clients’ needs. We were selected as a 2014 Greenwich Quality Leader in Canadian Fixed Income Research, Canadian Mergers & Acquisitions and Canadian Equity Capital Markets, as well as a Greenwich Share Leader in Canadian Fixed Income, Canadian Investment Banking Market Penetration, and Canadian Large Corporate Cash Management Market Penetration. In addition, for the fourth consecutive year, we were named the 2014 award winner for Best Bank in Canadian Dollar Foreign Exchange by FX Week.

BMO Capital Markets participated in 331 new global issues in the quarter, comprised of 129 corporate debt deals, 129 government debt deals and 73 equity transactions, raising $791 billion.

Corporate Services

Corporate Services reported and adjusted net loss for the fourth quarter of 2014 was $39 million, compared with a reported net loss of $14 million and an adjusted net loss of $22 million a year ago. The decline was due to lower recoveries primarily on the purchased credit impaired loan portfolio, partially offset by above trend revenue.

Adjusted Net Income

Adjusted net income was $1,111 million, for the fourth quarter of 2014, up $23 million or 2% from a year ago. Adjusted EPS were $1.63, up $0.01 or 1% from a year ago.

Management has designated certain amounts as adjusting items and has adjusted GAAP results so that we can discuss and present financial results without the effects of adjusting items to facilitate understanding of business performance and related trends. The items excluded from fourth quarter 2014 results in the determination of adjusted results were the amortization of acquisition-related intangible assets of $42 million ($32 million after tax) and acquisition integration costs of $11 million ($9 million after tax); or a total impact of $0.07 per share. Amounts excluded from adjusted results in prior years also included credit-related items in respect of the purchased performing loan portfolio, restructuring costs and run-off structured credit activities. Management assesses performance on a GAAP basis and on an adjusted basis and considers both to be useful in the assessment of underlying business performance. Presenting results on both bases provides readers with a better understanding of how management assesses results. Adjusted results and measures are non-GAAP and, together with items excluded in determining adjusted results, are disclosed in more detail in the Non-GAAP Measures section, along with comments on the uses and limitations of such measures. The impact of adjusting items for comparative periods is summarized in the Non-GAAP Measures section.

Adjusted results in these Total Bank Overview and Operating Segment Overview sections are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Caution

The foregoing sections contain forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

2• BMO Financial Group Fourth Quarter Report 2014

Financial Review

The Financial Review commentary is as of December 2, 2014. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with International Financial Reporting Standards (IFRS). References to GAAP mean IFRS. The Financial Review should be read in conjunction with the unaudited interim consolidated financial statements for the period ended October 31, 2014, included in this document, as well as the audited consolidated financial statements for the year ended October 31, 2014, and Management’s Discussion and Analysis (MD&A) for fiscal 2014. The material that precedes this section comprises part of this Financial Review.

The annual MD&A includes a comprehensive discussion of our businesses, strategies and objectives, and can be accessed on our website at www.bmo.com/investorrelations. Readers are also encouraged to visit the site to view other quarterly financial information.

Bank of Montreal’s Audit and Conduct Review Committee reviewed this document and Bank of Montreal’s Board of Directors approved the document prior to its release.

Table of Contents

4	Summary Data – Reported				15	U.S. Personal and Commercial Banking (U.S. P&C)
5	Summary Data – Adjusted				16	Wealth Management
6	Caution Regarding Forward-Looking Statements				17	BMO Capital Markets
7	Foreign Exchange				18	Corporate Services, Including Technology and Operations
7	Net Income			19	Non-GAAP Measures
8	Revenue			20	Risk Management
9	Provisions for Credit Losses				20	Market Risk
9	Impaired Loans			21	Interim Consolidated Financial Statements
10	Non-Interest Expense				21	Consolidated Statement of Income
10	Income Taxes				22	Consolidated Statement of Comprehensive Income
11	Capital Management				23	Consolidated Balance Sheet
12	Eligible Dividends Designation				24	Consolidated Statement of Changes in Equity
13	Review of Operating Groups’ Performance			25	Other Investor and Media Information
	13	Personal and Commercial Banking (P&C)
		14	Canadian Personal and Commercial Banking (Canadian P&C)

Regulatory Filings

Our continuous disclosure materials, including our interim filings, annual MD&A and audited consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

BMO Financial Group Fourth Quarter Report 2014 • 3

Summary Data – Reported	Table 1

(Canadian $ in millions, except as noted)	Q4-2014	Q3-2014	Q4-2013	Fiscal-2014	Fiscal-2013
Summary Income Statement
Net interest income	2,178	2,107	2,117	8,461	8,677
Non-interest revenue	2,162	2,108	2,021	8,257	7,386
Revenue	4,340	4,215	4,138	16,718	16,063
Specific provision for credit losses	170	130	189	561	597
Collective provision for (recovery of) credit losses	-	-	-	-	(10)
Total provision for credit losses	170	130	189	561	587
Non-interest expense	2,887	2,756	2,580	10,921	10,226
Provision for income taxes	213	203	295	903	1,055
Net income	1,070	1,126	1,074	4,333	4,195
Attributable to bank shareholders	1,057	1,110	1,061	4,277	4,130
Attributable to non-controlling interest in subsidiaries	13	16	13	56	65
Net income	1,070	1,126	1,074	4,333	4,195
Common Share Data ($ except as noted)
Earnings per share	1.56	1.67	1.60	6.41	6.17
Earnings per share growth (%)	(2.5)	0.6	1.9	3.9	1.1
Dividends declared per share	0.78	0.78	0.74	3.08	2.94
Book value per share	48.18	46.69	43.22	48.18	43.22
Closing share price	81.73	81.27	72.62	81.73	72.62
Total market value of common shares ($ billions)	53.0	52.5	46.8	53.0	46.8
Dividend yield (%)	3.8	3.8	4.1	3.8	4.0
Financial Measures and Ratios (%)
Return on equity	13.1	14.4	14.8	14.0	14.9
Net income growth	(0.4)	0.4	0.1	3.3	0.9
Revenue growth	4.9	5.3	0.2	4.1	0.8
Non-interest expense growth	11.9	9.0	(3.7)	6.8	0.9
Efficiency ratio	66.5	65.4	62.3	65.3	63.7
Efficiency ratio, excluding PBCAE (1)	62.2	58.2	59.7	59.9	60.8
Operating leverage	(7.0)	(3.7)	3.9	(2.7)	(0.1)
Net interest margin on average earning assets	1.60	1.58	1.69	1.60	1.79
Effective tax rate	16.6	15.3	21.6	17.2	20.1
Return on average assets	0.69	0.74	0.76	0.72	0.74
Provision for credit losses-to-average loans and acceptances (annualized)	0.23	0.18	0.27	0.19	0.22
Value Measures (% except as noted)
Average annual five-year total shareholder return	15.5	13.7	17.0	15.5	17.0
Average annual three-year total shareholder return	16.7	15.8	11.5	16.7	11.5
Twelve month total shareholder return	17.1	32.6	28.8	17.1	28.8
Balance Sheet (as at $ millions, except as noted)
Assets	588,659	586,832	537,044	588,659	537,044
Net loans and acceptances	303,038	295,441	279,294	303,038	279,294
Deposits	393,088	399,223	368,369	393,088	368,369
Common shareholders’ equity	31,273	30,179	27,842	31,273	27,842
Cash and securities-to-total assets ratio (%)	30.2	33.0	31.4	30.2	31.4
Capital Ratios (%)
Common Equity Tier 1 Ratio	10.1	9.6	9.9	10.1	9.9
Tier 1 Capital Ratio	12.0	11.4	11.4	12.0	11.4
Total Capital Ratio	14.3	13.3	13.7	14.3	13.7
Net Income by Operating Group
Canadian P&C	524	526	458	2,014	1,812
U.S. P&C	168	159	102	648	581
Personal and Commercial Banking	692	685	560	2,662	2,393
Wealth Management	226	190	311	785	830
BMO Capital Markets	191	306	217	1,079	1,044
Corporate Services, including Technology and Operations (T&O)	(39)	(55)	(14)	(193)	(72)
BMO Financial Group net income	1,070	1,126	1,074	4,333	4,195

(1)	This ratio is calculated excluding insurance policyholder benefits, claims and acquisition expenses (PBCAE).

4 • BMO Financial Group Fourth Quarter Report 2014

Summary Data – Adjusted	Table 2

(Canadian $ in millions, except as noted)	Q4-2014	Q3-2014	Q4-2013	Fiscal-2014	Fiscal-2013
Adjusted Summary Income Statement
Net interest income	2,178	2,107	2,000	8,461	8,020
Non-interest revenue	2,162	2,108	2,010	8,257	7,352
Revenue	4,340	4,215	4,010	16,718	15,372
Provision for credit losses	170	130	140	561	357
Non-interest expense	2,834	2,708	2,485	10,761	9,755
Provision for income taxes	225	215	297	943	1,037
Net income	1,111	1,162	1,088	4,453	4,223
Attributable to bank shareholders	1,098	1,146	1,075	4,397	4,158
Attributable to non-controlling interest in subsidiaries	13	16	13	56	65
Net income	1,111	1,162	1,088	4,453	4,223
Adjusted Common Share Data
Earnings per share ($)	1.63	1.73	1.62	6.59	6.21
Earnings per share growth (%)	0.6	4.2	(1.2)	6.1	4.4
Adjusted Financial Measures and Ratios (%)
Return on equity	13.7	14.9	15.0	14.4	15.0
Net income growth	2.1	3.7	(2.5)	5.4	4.1
Revenue growth	8.2	9.7	3.5	8.7	3.4
Non-interest expense growth	14.1	10.8	2.9	10.3	3.7
Efficiency ratio	65.3	64.2	61.9	64.4	63.5
Efficiency ratio, excluding PBCAE (1)	61.1	57.2	59.3	59.1	60.4
Operating leverage	(5.9)	(1.1)	0.6	(1.6)	(0.3)
Net interest margin on average earning assets	1.60	1.58	1.60	1.60	1.65
Effective tax rate	16.8	15.6	21.5	17.5	19.7
Adjusted Net Income By Operating Group
Canadian P&C	526	528	461	2,022	1,822
U.S. P&C	180	171	114	696	631
Personal and Commercial Banking	706	699	575	2,718	2,453
Wealth Management	253	212	318	848	857
BMO Capital Markets	191	306	217	1,080	1,046
Corporate Services, including T&O	(39)	(55)	(22)	(193)	(133)
BMO Financial Group net income	1,111	1,162	1,088	4,453	4,223

(1)	This ratio is calculated excluding insurance policyholder benefits, claims and acquisition expenses (PBCAE).

The above results and statistics are presented on an adjusted basis. These are non-GAAP amounts or non-GAAP measures. Please see the non-GAAP Measures section.

BMO Financial Group Fourth Quarter Report 2014 • 5

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2015 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian, U.S. and international economies.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; weak, volatile or illiquid capital and/or credit markets; interest rate and currency value fluctuations; changes in monetary, fiscal or economic policy; the degree of competition in the geographic and business areas in which we operate; changes in laws or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks; changes to our credit ratings; general political conditions; global capital markets activities; the possible effects on our business of war or terrorist activities; disease or illness that affects local, national or international economies; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; technological changes; and our ability to anticipate and effectively manage risks associated with all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For more information, please see the Enterprise-Wide Risk Management section on pages 77 to 105 of BMO’s 2014 Annual MD&A, which outlines in detail certain key factors and risks that may affect Bank of Montreal’s future results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Assumptions about the level of default and losses on default were material factors we considered when establishing our expectations regarding the future performance of the transactions into which our credit protection vehicle has entered. Among the key assumptions were that the level of default and losses on default would be consistent with historical experience. Material factors that were taken into account when establishing our expectations regarding the risk of future credit losses in our credit protection vehicle and risk of loss to Bank of Montreal included industry diversification in the portfolio, initial credit quality by portfolio, the first-loss protection incorporated into the structure and the hedges into which Bank of Montreal has entered.

Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies. See the Economic Developments and Outlook section on page 30 of BMO’s 2014 Annual MD&A.

6 • BMO Financial Group Fourth Quarter Report 2014

Foreign Exchange

The Canadian dollar equivalents of BMO’s U.S.-dollar-denominated net income, revenues, expenses, recovery of (provision for) credit losses and income taxes were increased relative to the third quarter of 2014 and the fourth quarter of 2013, due to the strengthening of the U.S. dollar. The average Canadian/U.S. dollar exchange rate for the quarter, expressed in terms of the Canadian dollar cost of a U.S. dollar, increased by 7% from a year ago and increased by 3% from the third quarter. BMO may execute hedging transactions to mitigate the impact of foreign exchange rate movements on net income. Table 3 indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in the rates on our U.S. segment results.

This Foreign Exchange section contains forward-looking statements. Please see the Caution Regarding Forward Looking Statements.

Effects of Changes in Exchange Rates on BMO’s Reported and Adjusted Results	Table 3

	Q4-2014
(Canadian $ in millions, except as noted)	vs Q4-2013	vs Q3-2014
Canadian/U.S. dollar exchange rate (average)
Current period	1.1114	1.1114
Prior period	1.0421	1.0807
Effects on reported results
Increased net interest income	44	19
Increased non-interest revenue	31	14
Increased revenues	75	33
Increased provision for credit losses	(1)	-
Increased expenses	(64)	(28)
Increased income taxes	(1)	(1)
Increased reported net income	9	4
Effects on adjusted results
Increased net interest income	41	19
Increased non-interest revenue	31	14
Increased revenues	72	33
Increased provision for credit losses	(1)	-
Increased expenses	(63)	(28)
Increased income taxes	-	(1)
Increased adjusted net income	8	4

Adjusted results in this section are non-GAAP amounts or non-GAAP Measures. Please see the non-GAAP Measures section.

Net Income

Q4 2014 vs Q4 2013

Net income was $1,070 million for the fourth quarter of 2014, down $4 million from the prior year. EPS were $1.56, down $0.04 or 3% from the prior year. Prior year results included a $121 million after-tax security gain.

Adjusted net income was $1,111 million, up $23 million or 2%. Adjusted EPS were $1.63, up $0.01 or 1%. Adjusted results and items excluded in determining adjusted results are disclosed in detail in the preceding Adjusted Net Income section and in the Non-GAAP Measures section, together with comments on the uses and limitations of such measures.

On an adjusted basis, net income growth was driven by good results in Canadian P&C, U.S. P&C and Wealth Management. Canadian P&C results were up 14% from a year ago, driven by higher revenue from higher balance and fee volumes across most products and lower provisions for credit losses, partially offset by higher expenses. Wealth Management continued to deliver good adjusted results, with growth of $56 million or 28%, excluding the $121 million after-tax security gain in the prior year. BMO Capital Markets results decreased as higher revenue was more than offset by higher expenses and lower loan recoveries. U.S. P&C net income was up on a U.S. dollar basis due to lower provisions for credit losses and higher revenue, partly offset by increased expenses. Corporate Services adjusted results were lower due to lower recoveries primarily on the purchased credit impaired loan portfolio and higher expenses, partially offset by above trend revenue.

Q4 2014 vs Q3 2014

Net income decreased $56 million or 5% and EPS decreased $0.11 or 7%. Adjusted net income decreased $51 million or 4% and adjusted EPS decreased $0.10 or 6%.

Net income was essentially unchanged in Canadian P&C due to higher expenses related to continued investment in the business and higher variable compensation consistent with annual business growth, partially offset by higher personal revenue. Adjusted net income increased in Wealth Management as higher insurance results were partially offset by lower results in traditional wealth as revenue growth was more than offset by higher than run-rate expenses, including costs related to the settlement of a legal matter. BMO Capital Markets results decreased from the previous quarter, which reflected strong results. U.S. P&C adjusted net income increased on a U.S. dollar basis mainly due to lower provisions for credit losses. Corporate Services adjusted results improved due to increased revenue from higher adjusted net interest income and hedge gains, partially offset by higher expenses and lower credit recoveries.

BMO Financial Group Fourth Quarter Report 2014 • 7

Revenue

Q4 2014 vs Q4 2013

Total revenue of $4,340 million increased $202 million or 5% from the fourth quarter a year ago. Adjusted revenue increased $330 million or 8% to $4,340 million. Excluding the impact of the stronger U.S. dollar, adjusted revenue increased by $258 million or 6%. Canadian P&C had good revenue growth due to strong balance and fee volume growth across most products. Wealth Management adjusted revenue increased, excluding the $191 million security gain in the prior year, due to the impact from the acquired F&C business, higher fee-based revenue from strong growth in client assets and higher insurance revenue. BMO Capital Markets revenue increased 2% year over year with solid growth from Investment and Corporate Banking, partly offset by lower revenues in Trading Products, in part due to the introduction of a funding valuation adjustment which reduced revenue by $39 million. U.S. P&C revenue increased on a U.S. dollar basis, due to strong commercial loan and deposit growth, partially offset by lower net interest margin. Corporate Services adjusted revenue improved primarily due to higher net interest income and credit-related revenue on the purchased performing loan portfolio.

Net interest income of $2,178 million increased $61 million or 3% from a year ago. Adjusted net interest income increased $178 million or 9% to $2,178 million, principally due to volume growth, the impact of the stronger U.S. dollar and revenue from the purchased performing loan portfolio. BMO’s overall net interest margin decreased on a reported basis by 9 basis points from a year ago to 1.60%. Adjusted net interest margin was unchanged at 1.60%. Average earning assets increased $43.8 billion or 9% to $540.0 billion, including a $13.6 billion increase as a result of the stronger U.S. dollar.

Non-interest revenue increased $141 million or 7% from a year ago to $2,162 million. Adjusted non-interest revenue increased $152 million or 8% to $2,162 million, with significant increases in mutual fund revenues and investment management and custodial fees as a result of the acquisition of F&C, and increases in all other types of non-interest revenue, with the exception of securities gains and other.

Q4 2014 vs Q3 2014

Total revenue and adjusted revenue increased $125 million or 3% from the third quarter. Excluding the impact of the stronger U.S. dollar, adjusted revenue increased by $92 million or 2%. Canadian P&C revenue increased due to higher personal revenue. Revenue in Wealth Management increased primarily due to higher insurance revenue as well as higher fee-based revenue from growth in client assets in traditional wealth. BMO Capital Markets revenue decreased from the strong revenue performance in both the Investment and Corporate Banking and Trading Products businesses in the third quarter. U.S. P&C had modestly lower revenue on a U.S. dollar basis, as the benefits from higher commercial loan and deposit growth, commercial lending fees, and mortgage banking revenue were more than offset by a reduction in net interest margin. Corporate Services adjusted revenue improved primarily due to higher adjusted net interest income, a lower group teb offset and hedge gains.

Reported and adjusted net interest income increased $71 million or 3%, due to higher net interest margin, volume growth and the impact of the stronger U.S. dollar. BMO’s overall reported and adjusted net interest margin increased 2 basis points compared to the third quarter. BMO’s overall reported and adjusted net interest margin (excluding trading) increased 3 basis points from the third quarter. Average earning assets increased $11.2 billion from the prior quarter, including a $6.0 billion increase as a result of the stronger U.S. dollar.

Reported and adjusted non-interest revenue increased $54 million or 3%, mainly due to significant increases in insurance income, partially offset by lower underwriting and advisory fees and trading revenues.

Net interest income and non-interest revenue are detailed in the unaudited interim consolidated financial statements.

Adjusted results in this Revenue section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Adjusted Net Interest Margin on Average Earning Assets (teb)*	Table 4

(In basis points)	Q4-2014	Q3-2014	Q4-2013	Fiscal-2014	Fiscal-2013
Canadian P&C	260	259	260	259	264
U.S. P&C	364	373	382	374	399
Personal and Commercial Banking	288	289	290	290	298
Wealth Management	261	262	289	265	287
BMO Capital Markets	46	58	54	53	59
Corporate Services, including T&O**	nm	nm	nm	nm	nm
Total BMO adjusted net interest margin	160	158	160	160	165
Total BMO adjusted net interest margin (excluding trading)	199	196	194	198	200
Total BMO reported net interest margin	160	158	169	160	179
Total BMO reported net interest margin (excluding trading)	199	196	204	198	217
Total Canadian Retail (reported and adjusted)***	258	257	260	258	263
*	Net interest margin is disclosed and computed with reference to average earning assets, rather than total assets. This basis provides a more relevant measure of margins and changes in margins. Operating group margins are stated on a taxable equivalent basis (teb) while total BMO margin is stated on a GAAP basis.
**	Corporate Services adjusted net interest income is negative in all periods and its variability affects changes in net interest margin.
***	Total Canadian retail margin represents the net interest margin of the combined Canadian businesses of Canadian P&C and Wealth Management.

This table contains adjusted results and measures, which are Non-GAAP. Please see the Non-GAAP Measures section.

nm - not meaningful

8 • BMO Financial Group Fourth Quarter Report 2014

Provisions for Credit Losses

Q4 2014 vs Q4 2013

The total provision for credit losses (PCL) was $170 million, a decrease of $19 million from the prior year. Adjusted PCL increased by $30 million from the prior year, due to lower recoveries primarily on the purchased credit impaired loan portfolio. There was no net change to the collective allowance in the quarter.

Canadian P&C provisions decreased by $33 million to $133 million due to lower provisions in the commercial portfolio. U.S. P&C provisions of $43 million decreased by $53 million due to lower new provisions in the consumer and commercial portfolios. BMO Capital Markets PCL recoveries of $7 million were lower by $10 million. Corporate Services adjusted provisions of $2 million increased by $108 million, due to lower recoveries primarily on the purchased credit impaired loan portfolio and higher provisions on the purchased performing loan portfolio.

Q4 2014 vs Q3 2014

The reported and adjusted PCL increased by $40 million from the prior quarter mainly due to lower recoveries on the purchased credit impaired loan portfolio and higher provisions on the purchased performing loan portfolio. There was no net change to the collective allowance in the quarter.

Canadian P&C provisions were consistent with the prior quarter. U.S. P&C provisions decreased by $9 million, largely due to lower new provisions. BMO Capital Markets PCL recoveries were $1 million higher than the prior quarter. Corporate Services adjusted recoveries decreased by $49 million mainly due to lower recoveries on the purchased credit impaired loan portfolio and higher provisions on the purchased performing loan portfolio.

Adjusted results in this Provisions for Credit Losses section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Provision for Credit Losses by Operating Group	Table 5

(Canadian $ in millions)	Q4-2014	Q3-2014	Q4-2013	Fiscal-2014	Fiscal-2013
Canadian P&C	133	134	166	541	572
U.S. P&C	43	52	96	164	223
Personal and Commercial Banking	176	186	262	705	795
Wealth Management	(1)	(3)	1	(3)	3
BMO Capital Markets	(7)	(6)	(17)	(18)	(36)
Corporate Services, including T&O (1) (2)	2	(47)	(106)	(123)	(405)
Adjusted provision for credit losses	170	130	140	561	357
Purchased performing loans (1)	-	-	49	-	240
Increase (decrease) in collective allowance	-	-	-	-	(10)
Provision for credit losses	170	130	189	561	587
(1)	Effective Q1-2014, Corporate Services adjusted results include credit-related items in respect of the purchased performing loan portfolio. Further details are provided in the Non-GAAP Measures section.
(2)	Corporate Services results include purchased credit impaired loan recoveries of $33 million in Q4-2014 ($20 million after tax); $57 million in Q3-2014 ($35 million after tax); $104 million in Q4-2013 ($64 million after tax); $252 million in fiscal 2014 ($155 million after tax); and $410 million in fiscal 2013 ($253 million after tax).

This table contains adjusted results and measures, which are Non-GAAP. Please see the Non-GAAP Measures section.

Changes to Provision for Credit Losses	Table 6

(Canadian $ in millions, except as noted)	Q4-2014	Q3-2014	Q4-2013	Fiscal-2014	Fiscal-2013
New specific provisions	312	395	455	1,413	1,636
Reversals of previously established allowances	(50)	(83)	(64)	(228)	(267)
Recoveries of loans previously written-off	(92)	(182)	(202)	(624)	(772)
Specific provision for credit losses	170	130	189	561	597
Increase (decrease) in collective allowance	-	-	-	-	(10)
Provision for credit losses	170	130	189	561	587
PCL as a % of average net loans and acceptances (annualized)	0.23	0.18	0.27	0.19	0.22

Impaired Loans

Total gross impaired loans (GIL) were $2,048 million at the end of the current quarter, up from $1,975 million in the third quarter of 2014 and down from $2,544 million a year ago.

Factors contributing to the change in GIL are outlined in Table 7 below. Loans classified as impaired during the quarter totalled $534 million, up from $457 million in the third quarter of 2014 and down from $614 million a year ago.

Changes in Gross Impaired Loans (GIL) and Acceptances (1)	Table 7

(Canadian $ in millions, except as noted)	Q4-2014	Q3-2014	Q4-2013	Fiscal-2014	Fiscal-2013
GIL, beginning of period	1,975	2,325	2,650	2,544	2,976
Classified as impaired during the period	534	457	614	2,142	2,449
Transferred to not impaired during the period	(128)	(142)	(164)	(668)	(728)
Net repayments	(160)	(269)	(247)	(1,060)	(1,058)
Amounts written-off	(214)	(235)	(269)	(801)	(939)
Recoveries of loans and advances previously written-off	-	-	-	-	-
Disposals of loans	-	(155)	(110)	(220)	(343)
Foreign exchange and other movements	41	(6)	70	111	187
GIL, end of period	2,048	1,975	2,544	2,048	2,544
GIL as a % of gross loans and acceptances	0.67	0.67	0.91	0.67	0.91
(1)	GIL excludes purchased credit impaired loans.

BMO Financial Group Fourth Quarter Report 2014 • 9

Non-Interest Expense

Non-interest expense increased $307 million or 12% from the fourth quarter a year ago to $2,887 million. Adjusted non-interest expense increased $349 million or 14% to $2,834 million. Excluding the impact of the stronger U.S. dollar, adjusted non-interest expense increased by $286 million or 12%, primarily due to increased technology and support costs related to a changing business and regulatory environment, the impact of the F&C acquisition, higher employee-related expenses and costs related to the settlement of a legal matter.

Non-interest expense increased $131 million or 5% relative to the third quarter. Adjusted non-interest expense increased $126 million or 5%. Excluding the impact of the stronger U.S. dollar, adjusted non-interest expense increased by $98 million or 4% primarily due to increased technology and support costs related to a changing business and regulatory environment, costs related to the settlement of a legal matter and higher marketing costs.

Year-over-year operating leverage on a reported basis was negative 7.0% and adjusted operating leverage was negative 5.9%. Excluding the impact of the $191 million pre-tax security gain in the fourth quarter of 2013 and the impact of the stronger U.S. dollar, year-over-year adjusted operating leverage was positive 0.2%. The adjusted efficiency ratio of 65.3% for the fourth quarter of 2014 increased 340 basis points from a year ago primarily due to the impact of the security gain in Wealth Management in the prior year, and 110 basis points from the prior quarter due to lower revenue in Capital Markets and the settlement of a legal matter in Wealth Management in the current year. The adjusted efficiency ratio excluding PBCAE1 was 61.1%.

Non-interest expense is detailed in the unaudited interim consolidated financial statements.

Adjusted results in this Non-Interest Expense section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Income Taxes

The provision for income taxes of $213 million decreased $82 million from the fourth quarter of 2013 and increased $10 million from the third quarter of 2014. The effective tax rate for the quarter was 16.6%, compared with 21.6% a year ago and 15.3% in the third quarter of 2014.

The adjusted provision for income taxes of $225 million decreased $72 million from a year ago and increased $10 million from the third quarter of 2014. The adjusted effective tax rate was 16.8% in the current quarter, compared with 21.5% a year ago and 15.6% in the third quarter of 2014. The lower adjusted tax rate in the current quarter relative to the fourth quarter of 2013 was primarily due to a lower proportion of income from higher tax-rate jurisdictions. The higher adjusted tax rate in the current quarter relative to the third quarter of 2014 was primarily due to lower tax-exempt income.

Adjusted results in this Income Taxes section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

(1)	This ratio is calculated excluding insurance policyholder benefits, claims and acquisition expenses (PBCAE).

10 • BMO Financial Group Fourth Quarter Report 2014

Capital Management

Fourth Quarter 2014 Regulatory Capital Review

BMO’s Common Equity Tier 1 (CET1) Ratio was 10.1% at October 31, 2014.

The CET1 Ratio increased by approximately 50 basis points from 9.6% at the end of the third quarter, 35 basis points of which was attributable to growth in CET1 capital and the remaining 15 basis points to a decrease in risk-weighted assets (RWA) from the previous quarter.

CET1 capital at October 31, 2014, was $22.4 billion, up $0.8 billion from the third quarter mainly due to retained earnings growth and accumulated other comprehensive income (AOCI) due to foreign exchange rate changes.

RWA of $222 billion at October 31, 2014, decreased by approximately $4 billion from the third quarter due primarily to changes in methodology, book quality including risk mitigation and lower market risk, partially offset by business growth and the impact of foreign exchange rate changes, which is largely hedged.

The bank’s Tier 1 and Total Capital Ratios were 12.0% and 14.3%, respectively, at October 31, 2014, compared with 11.4% and 13.3%, respectively, at July 31, 2014. These ratios increased from the prior quarter primarily due to the same factors that caused changes in the CET1 Ratio, described above. In addition, the increase in the Total Capital Ratio was partly attributable to the issuance of subordinated notes during the quarter, as described below.

BMO’s Assets-to-Capital Multiple (ACM) was 16.1 at October 31, 2014, down from 17.0 at July 31, 2014, primarily due to an increase in Total Capital during the quarter. The Office of the Superintendent of Financial Institutions (OSFI) has announced that the ACM will be discontinued in 2015 and will be replaced by the Basel III Leverage Ratio. OSFI has established a 3% minimum Basel III Leverage Ratio. Disclosure of the Basel III Leverage Ratio will commence in the first quarter of fiscal 2015. If the Basel III Leverage Ratio was in force at the end of Q4, 2014, BMO would have a Leverage Ratio comfortably in excess of the 3% minimum requirement.

BMO’s investments in foreign operations are primarily denominated in U.S. dollars. The foreign exchange impact of U.S.-dollar-denominated RWA and U.S.-dollar-denominated capital deductions may result in variability in the bank’s capital ratios. BMO may enter into hedging arrangements to reduce the impact of foreign exchange movements on its capital ratios.

Pages 64 to 69 and pages 95 to 100 of BMO’s 2014 Annual MD&A provide disclosure on Enterprise-Wide Capital Management and Liquidity and Funding Risk, including regulatory requirements impacting capital and liquidity.

Other Capital Developments

On September 19, 2014, we completed our offering of Series H Medium-Term Notes, Tranche 1, our inaugural issuance of non-viability contingent capital (NVCC) subordinated notes. We issued the notes for aggregate proceeds of $1.0 billion.

During the quarter, BMO issued 2.7 million common shares through the Shareholder Dividend Reinvestment and Share Purchase Plan (DRIP) and the exercise of stock options.

On December 2, 2014, BMO announced that the Board of Directors had declared a quarterly dividend on common shares of $0.80 per share, up $0.02 per share or 3% from the prior quarter and up $0.04 per share or 5% from a year ago. The dividend is payable on February 26, 2015 to shareholders of record on February 2, 2015.

On December 2, 2014, BMO announced its intention, subject to the approval of OSFI and the Toronto Stock Exchange (TSX), to initiate a new normal course issuer bid (NCIB) for up to 15 million of its common shares, commencing on or about February 1, 2015, after the expiry of the current NCIB. Once approvals are obtained, the share repurchase program will permit BMO to purchase its common shares on the TSX for the purpose of cancellation. Maintaining a NCIB is part of BMO’s capital management strategy. The timing and amount of any purchases under the program are subject to regulatory approvals and to management discretion based on factors such as market conditions and capital adequacy.

On November 28, 2014, BMO announced its intention to redeem the $600 million of outstanding BMO Capital Trust Securities – Series D (BMO BOaTS – Series D) on December 31, 2014.

BMO Financial Group Fourth Quarter Report 2014 • 11

Qualifying Regulatory Capital and Risk-Weighted Assets (All-in (1))	Table 8

(Canadian $ in millions)	Q4-2014	Q3-2014	Q4-2013
Gross Common Equity (3)	31,273	30,179	28,144
Regulatory adjustments applied to Common Equity	(8,852)	(8,583)	(6,917)
Common Equity Tier 1 Capital (CET1)	22,421	21,596	21,227
Additional Tier 1 Eligible Capital (4)	4,539	4,542	3,781
Regulatory adjustments applied to Tier 1	(358)	(358)	(409)
Additional Tier 1 Capital (AT1)	4,181	4,184	3,372
Tier 1 Capital (T1 = CET1 + AT1)	26,602	25,780	24,599
Tier 2 Eligible Capital (5)	5,375	4,319	4,951
Regulatory adjustments applied to Tier 2	(50)	(50)	(50)
Tier 2 Capital (T2)	5,325	4,269	4,901
Total Capital (TC = T1 + T2)	31,927	30,049	29,500

Risk-weighted assets (6)
CET1 Capital risk-weighted assets	222,092	225,961	215,094
Tier 1 Capital risk-weighted assets	222,428	226,289	na
Total Capital risk-weighted assets	222,931	226,782	na

Capital Ratios (%)
CET1 Ratio	10.1	9.6	9.9
Tier 1 Capital Ratio	12.0	11.4	11.4
Total Capital Ratio	14.3	13.3	13.7
(1)	“All-in” regulatory capital assumes that all Basel III regulatory adjustments are applied effective January 1, 2013, and that the capital value of instruments which no longer qualify as regulatory capital under Basel III rules will be phased out at a rate of 10% per year from January 1, 2013, and continuing to January 1, 2022.
(2)	Transitional regulatory capital assumes that all Basel III regulatory capital adjustments are phased in from January 1, 2014, to January 1, 2018, and that the capital value of instruments that no longer qualify as regulatory capital under Basel III rules will be phased out at a rate of 10% per year from January 1, 2013, and continuing to January 1, 2022.
(3)	Gross Common Equity includes issued qualifying common shares, retained earnings, accumulated other comprehensive income and eligible common share capital issued by subsidiaries.
(4)	Additional Tier 1 Eligible Capital includes directly and indirectly issued qualifying Additional Tier 1 instruments and directly and indirectly issued capital instruments, to the extent eligible, which are subject to phase-out under Basel III.
(5)	Tier 2 Eligible Capital includes directly and indirectly issued qualifying Tier 2 instruments and directly and indirectly issued capital instruments, to the extent eligible, that are subject to phase-out under Basel III.
(6)	Due to the phased-in implementation of the Credit Valuation Adjustment (CVA) which commenced in Q1-2014, the scalars applied to the fully implemented CVA charge for CET1, Tier 1 Capital and Total Capital were 57%, 65% and 77% respectively, for Q3-2014, resulting in different RWA measures for each of the three tiers of regulatory capital. In Q1-2014 and Q2-2014 the CVA scalar applied to all three tiers of capital was 57%.

na – not applicable

Caution

The foregoing Capital Management sections contain forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Eligible Dividends Designation

For the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation, BMO designates all dividends paid or deemed to be paid on both its common and preferred shares as “eligible dividends”, unless indicated otherwise.

12 • BMO Financial Group Fourth Quarter Report 2014

Review of Operating Groups’ Performance

How BMO Reports Operating Group Results

The following sections review the financial results of each of our operating segments and operating groups for the fourth quarter of 2014.

Periodically, certain business lines and units within the business lines are transferred between client and corporate support groups to more closely align BMO’s organizational structure with its strategic priorities. In addition, revenue and expense allocations are updated to more accurately align with current experience. Results for prior periods are restated to conform to the current presentation.

Corporate Services results reflect certain items in respect of the purchased loan portfolio, including the recognition of a portion of the credit mark that is reflected in net interest income over the term of the purchased loans and provisions and recoveries of credit losses on the purchased portfolio. Amounts excluded from adjusted results in prior years included credit-related items in respect of the purchased performing loan portfolio, acquisition integration costs, restructuring costs and run-off structured credit activities.

Effective November 1, 2013, we adopted several new and amended accounting pronouncements issued by the International Accounting Standards Board (IASB), which are outlined in Note 1 on page 128 of the audited annual consolidated financial statements in BMO’s 2014 Annual Report.

BMO analyzes revenue at the consolidated level based on GAAP revenue reflected in the consolidated financial statements rather than on a taxable equivalent basis (teb). Like many banks, we analyze revenue on a teb basis at the operating group level. This basis includes an adjustment that increases GAAP revenue and the GAAP provision for income taxes by an amount that would raise revenue on certain tax-exempt items to a level equivalent to amounts that would incur tax at the statutory rate. The offset to the group teb adjustments is reflected in Corporate Services revenue and income tax provisions. The teb adjustments for the fourth quarter of 2014 totalled $99 million, down from $154 million in the third quarter of 2014 and $89 million in the fourth quarter of 2013.

Personal and Commercial Banking (P&C)	Table 9

(Canadian $ in millions, except as noted)	Q4-2014	Q3-2014	Q4-2013	Fiscal-2014	Fiscal-2013
Net interest income (teb)	1,861	1,835	1,743	7,260	6,853
Non-interest revenue	594	589	539	2,292	2,159
Total revenue (teb)	2,455	2,424	2,282	9,552	9,012
Provision for credit losses	176	186	262	705	795
Non-interest expense	1,350	1,319	1,268	5,265	4,995
Income before income taxes	929	919	752	3,582	3,222
Provision for income taxes (teb)	237	234	192	920	829
Reported net income	692	685	560	2,662	2,393
Amortization of acquisition-related intangible assets (1)	14	14	15	56	60
Adjusted net income	706	699	575	2,718	2,453
Net income growth (%)	23.7	7.6	(2.0)	11.2	3.2
Revenue growth (%)	7.6	6.0	2.1	6.0	0.4
Non-interest expense growth (%)	6.5	4.2	2.0	5.4	0.8
Return on equity (%)	17.0	17.1	15.0	16.7	16.9
Adjusted return on equity (%)	17.4	17.5	15.4	17.0	17.3
Operating leverage (%) (teb)	1.1	1.8	0.1	0.6	(0.4)
Adjusted operating leverage (%) (teb)	0.8	1.5	(0.3)	0.3	(0.7)
Efficiency ratio (%) (teb)	55.0	54.4	55.6	55.1	55.4
Adjusted efficiency ratio (%) (teb)	54.2	53.7	54.6	54.3	54.5
Net interest margin on average earning assets (%) (teb)	2.88	2.89	2.90	2.90	2.98
Average earning assets	256,244	252,032	238,157	250,512	229,654
Average current loans and acceptances	253,688	249,501	236,682	248,178	227,500
Average deposits	195,847	189,852	179,274	189,903	174,557
(1)	Before tax amounts of: $18 million in Q4-2014; $19 million in Q3-2014; $22 million in Q4-2013; $76 million in fiscal 2014; and $87 million in fiscal 2013.

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

The Personal and Commercial Banking (P&C) operating group represents the sum of our two retail and business banking operating segments, Canadian Personal and Commercial Banking (Canadian P&C) and U.S. Personal and Commercial Banking (U.S. P&C). These operating segments are reviewed separately in the sections that follow.

BMO Financial Group Fourth Quarter Report 2014 • 13

Canadian Personal and Commercial Banking (Canadian P&C)	Table 10

(Canadian $ in millions, except as noted)	Q4-2014	Q3-2014	Q4-2013	Fiscal-2014	Fiscal-2013
Net interest income	1,221	1,207	1,166	4,772	4,526
Non-interest revenue	452	453	400	1,723	1,580
Total revenue	1,673	1,660	1,566	6,495	6,106
Provision for credit losses	133	134	166	541	572
Non-interest expense	838	825	791	3,260	3,126
Income before income taxes	702	701	609	2,694	2,408
Provision for income taxes	178	175	151	680	596
Reported net income	524	526	458	2,014	1,812
Amortization of acquisition-related intangible assets (1)	2	2	3	8	10
Adjusted net income	526	528	461	2,022	1,822
Personal revenue	1,104	1,081	1,031	4,271	4,032
Commercial revenue	569	579	535	2,224	2,074
Net income growth (%)	14.3	8.0	5.1	11.1	3.6
Revenue growth (%)	6.8	6.2	4.2	6.4	2.1
Non-interest expense growth (%)	6.1	4.1	1.7	4.3	2.7
Operating leverage (%)	0.7	2.1	2.5	2.1	(0.6)
Efficiency ratio (%)	50.1	49.7	50.5	50.2	51.2
Net interest margin on average earning assets (%)	2.60	2.59	2.60	2.59	2.64
Average earning assets	186,432	185,253	178,247	183,947	171,285
Average current loans and acceptances	190,955	189,616	182,523	188,330	175,079
Average deposits	128,536	125,702	118,015	124,930	113,912
(1)	Before tax amounts of: $2 million in Q4-2014; $3 million in Q3-2014; $3 million in Q4-2013; $10 million in fiscal 2014; and $12 million in fiscal 2013.

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Q4 2014 vs Q4 2013

Canadian P&C net income of $524 million increased $66 million or 14% from a year ago. Revenue increased $107 million or 7% from the prior year due to strong balance and fee volume growth across most products. Net interest margin was 2.60%, consistent with the prior year. Operating leverage was 0.7% and our efficiency ratio was 50.1%, a 40 basis point improvement from the prior year.

In the personal banking segment, revenue increased $73 million year over year due to the impact of higher balances and fee volumes. Total personal lending balances (excluding retail cards) increased 4% year over year. Personal deposit balances increased 10% mainly due to growth in term deposits.

In the commercial banking segment, revenue increased $34 million due to the impact of higher balance and fee volumes. Commercial loan balances (excluding corporate cards) increased 8% year over year, while commercial deposit balances grew 7%.

Provisions for credit losses decreased $33 million or 20% due to lower provisions in the commercial portfolio. Non-interest expense increased $47 million or 6% mainly due to continued investment in the business and higher variable compensation consistent with annual business growth.

Average current loans and acceptances increased $8.4 billion or 5% from a year ago, and deposits increased $10.5 billion or 9%.

Q4 2014 vs Q3 2014

Net income decreased modestly by $2 million from the prior quarter due to higher expenses, partially offset by higher revenue. Revenue increased by $13 million or 1% due to higher personal revenue. Net interest margin increased 1 basis point.

Personal revenue increased $23 million mainly due to higher balance volumes and loan spread improvement. Commercial revenue decreased $10 million, as the prior quarter included a security gain.

Provisions for credit losses were consistent with the prior quarter. Non-interest expense increased $13 million or 2% mainly due to continued investment in the business and higher variable compensation consistent with annual business growth.

Average current loans and acceptances increased $1.3 billion or 1% from the previous quarter, while deposits were $2.8 billion or 2% higher.

14 • BMO Financial Group Fourth Quarter Report 2014

U.S. Personal and Commercial Banking (U.S. P&C)	Table 11

(US$ in millions, except as noted)	Q4-2014	Q3-2014	Q4-2013	Fiscal-2014	Fiscal-2013
Net interest income (teb)	576	581	554	2,275	2,274
Non-interest revenue	129	126	134	521	567
Total revenue (teb)	705	707	688	2,796	2,841
Provision for credit losses	38	49	92	150	217
Non-interest expense	460	458	458	1,833	1,826
Income before income taxes	207	200	138	813	798
Provision for income taxes (teb)	55	53	40	221	228
Reported net income	152	147	98	592	570
Amortization of acquisition-related intangible assets (1)	11	11	11	44	49
Adjusted net income	163	158	109	636	619
Net income growth (%)	55.4	2.1	(28.7)	3.9	-
Adjusted net income growth (%)	48.5	1.2	(28.2)	2.7	(2.2)
Revenue growth (%)	2.5	1.4	(7.1)	(1.6)	(4.9)
Non-interest expense growth (%)	0.4	0.3	(2.7)	0.4	(4.4)
Adjusted non-interest expense growth (%)	1.2	1.0	(1.7)	1.1	(3.5)
Operating leverage (%) (teb)	2.1	1.1	(4.4)	(2.0)	(0.5)
Adjusted operating leverage (%) (teb)	1.3	0.4	(5.4)	(2.7)	(1.3)
Efficiency ratio (%) (teb)	65.3	64.7	66.7	65.6	64.3
Adjusted efficiency ratio (%) (teb)	63.2	62.6	64.1	63.4	61.7
Net interest margin on average earning assets (%) (teb)	3.64	3.73	3.82	3.74	3.99
Average earning assets	62,809	61,795	57,489	60,845	57,023
Average current loans and acceptances	56,442	55,415	51,969	54,706	51,356
Average deposits	60,559	59,361	58,780	59,403	59,257
(Canadian $ equivalent in millions)
Net interest income (teb)	640	628	577	2,488	2,327
Non-interest revenue	142	136	139	569	579
Total revenue (teb)	782	764	716	3,057	2,906
Provision for credit losses	43	52	96	164	223
Non-interest expense	512	494	477	2,005	1,869
Income before income taxes	227	218	143	888	814
Provision for income taxes (teb)	59	59	41	240	233
Reported net income	168	159	102	648	581
Adjusted net income	180	171	114	696	631
Average earning assets	69,812	66,779	59,910	66,565	58,369
Average current loans and acceptances	62,733	59,885	54,159	59,848	52,421
Average deposits	67,311	64,150	61,259	64,973	60,645
(1)	Before tax amounts of: $15 million in Q4-2014; $15 million in Q3-2014; $18 million in Q4-2013; $61 million in fiscal 2014; and $74 million in fiscal 2013.

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Q4 2014 vs Q4 2013 (in U.S. $)

Net income of $152 million and adjusted net income of $163 million both increased $54 million from the fourth quarter a year ago.

Revenue of $705 million increased $17 million or 2.5% from the prior year due to strong commercial loan and deposit growth, partially offset by lower net interest margin. Net interest margin decreased by 18 basis points to 3.64%, primarily driven by a decline in loan spreads due to competitive pricing and changes in mix including loans growing faster than deposits.

Provisions for credit losses were $38 million, down $54 million due to lower new provisions in the consumer and commercial portfolios. Non-interest expense increased $2 million to $460 million. Adjusted non-interest expense increased $5 million or 1% to $445 million, primarily driven by higher employee-related costs. Operating leverage was 2.1% and adjusted operating leverage was 1.3%.

Average current loans and acceptances increased $4.5 billion or 9% year over year to $56.4 billion. The core C&I loan portfolio maintained strong double-digit growth, increasing $4.8 billion or 21% from a year ago to $28.5 billion. In addition, our indirect auto and commercial real estate portfolios reflected year over year growth of 8% and 18%, respectively. As expected, there were decreases in certain loan portfolios, including our mortgage and home equity loan portfolios. Average deposits of $60.6 billion increased $1.8 billion year over year. Growth in our commercial business and personal chequing balances of $3.9 billion or 13% was partially offset by a planned reduction in higher-cost time deposit balances, in addition to a transfer of certain customer balances to Wealth Management at the beginning of the current year.

Q4 2014 vs. Q3 2014 (in U.S. $)

Net income and adjusted net income increased $5 million or 3% from the prior quarter.

Revenue was relatively unchanged from the prior quarter as the benefits from higher commercial loan and deposit growth, commercial lending fees, and mortgage banking revenue were more than offset by a reduction in net interest margin. Net interest margin decreased by 9 basis points to 3.64% primarily driven by continued competitive pressure on loan spreads and portfolio mix.

Provisions for credit losses decreased by $11 million or 21%, largely due to lower new provisions. Non-interest expense and adjusted non-interest expense increased $2 million or 1%.

Average current loans and acceptances increased by $1 billion or 2% from the prior quarter, marking the 8th consecutive quarter of positive growth. The increase in the core C&I loan portfolio of $1.4 billion or 5% was partly offset by declines in our retail portfolio. Average deposits grew $1.2 billion or 2%, as growth in commercial and personal chequing balances of $1.6 billion or 6% was partially offset by planned declines in higher-cost time deposit balances.

BMO Financial Group Fourth Quarter Report 2014 • 15

Wealth Management	Table 12

(Canadian $ in millions, except as noted)	Q4-2014	Q3-2014	Q4-2013	Fiscal-2014	Fiscal-2013
Net interest income	144	141	145	560	558
Non-interest revenue	956	847	895	3,273	2,890
Total revenue	1,100	988	1,040	3,833	3,448
Provision for (recovery of) credit losses	(1)	(3)	1	(3)	3
Non-interest expense	815	745	602	2,834	2,347
Income before income taxes	286	246	437	1,002	1,098
Provision for income taxes	60	56	126	217	268
Reported net income	226	190	311	785	830
Acquisition integration costs (1)	9	7	-	16	-
Amortization of acquisition-related intangible assets (2)	18	15	7	47	27
Adjusted net income	253	212	318	848	857
Net income growth (%)	(27.5)	(11.8)	90.0	(5.4)	57.4
Adjusted net income growth (%)	(20.8)	(4.4)	88.2	(1.0)	56.4
Revenue growth (%)	5.8	13.9	32.7	11.2	18.9
Non-interest expense growth (%)	35.2	27.2	7.4	20.8	6.0
Adjusted non-interest expense growth (%)	31.7	24.1	7.1	19.1	5.7
Return on equity (%)	17.5	14.8	41.1	18.6	28.5
Adjusted return on equity (%)	19.5	16.6	42.0	20.1	29.4
Operating leverage (%)	(29.4)	(13.3)	25.3	(9.6)	12.9
Adjusted operating leverage (%)	(25.9)	(10.2)	25.6	(7.9)	13.2
Efficiency ratio (%)	74.1	75.5	57.9	73.9	68.1
Adjusted efficiency ratio (%)	71.0	72.5	57.1	71.8	67.0
Net interest margin on average earning assets (%)	2.61	2.62	2.89	2.65	2.87
Average earning assets	21,985	21,373	19,819	21,169	19,399
Average current loans and acceptances	13,250	12,971	12,291	12,897	11,909
Average deposits	25,217	24,458	24,362	24,912	23,337
U.S. Select Financial Data (US$ in millions)
Total revenue	181	185	359	720	886
Non-interest expense	196	157	147	658	585
Reported net income	(7)	24	136	53	199
Adjusted net income	(2)	29	141	73	220
Average earning assets	3,126	3,081	2,818	3,028	2,687
Average current loans and acceptances	2,707	2,687	2,571	2,629	2,510
Average deposits	6,092	5,708	4,911	5,834	4,947
(1)	Related to F&C; included in non-interest expense and consisted of the following amounts before taxes: $11 million in Q4-2014; $9 million in Q3-2014; and $20 million in fiscal 2014.
(2)	Before tax amounts of: $23 million in Q4-2014; $20 million in Q3-2014; $9 million in Q4-2013; $62 million in fiscal 2014; and $36 million in fiscal 2013.

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Q4 2014 vs Q4 2013

Net income was $226 million. Adjusted net income was $253 million compared to $318 million a year ago. The prior year included a $121 million after-tax security gain. On a basis that excludes the security gain, adjusted net income increased $56 million or 28%. On this basis, adjusted net income in traditional wealth of $136 million increased $8 million or 6% with good organic growth as well as growth from the acquired F&C business, offset by higher than run-rate expenses including $23 million (after tax) related to the settlement of a legal matter. Adjusted net income in insurance was $117 million, up $48 million or 68% from a year ago. The increase in insurance was primarily due to the $44 million (after tax) net beneficial impact of changes in the approach to calculating the ultimate reinvestment rate less the impact of annual actuarial assumption changes. There was continued growth in both the underlying creditor and life insurance businesses. F&C contributed approximately 8% to Wealth Management revenue, adjusted expenses and adjusted net income for the quarter.

Revenue was $1,100 million, up $60 million or 6% from a year ago. Revenue in traditional wealth of $920 million decreased $11 million or 1%. Revenue was up $180 million or 25% due to the impact from the acquired F&C business and higher fee-based revenue from strong growth in client assets, on a basis that excludes the security gain in the prior year. Insurance revenue was $180 million, up $71 million or 64% reflecting the net benefits from actuarial methodology and assumption changes. There was continued growth in both the underlying creditor and life insurance businesses. The stronger U.S. dollar increased revenue by $13 million.

Non-interest expense was $815 million, up $213 million or 35% from a year ago. Adjusted non-interest expense was $781 million, up $188 million or 32% mainly due to the impact of the F&C acquisition, higher revenue-based costs and the settlement of a legal matter. The stronger U.S. dollar increased adjusted expenses by $13 million.

Assets under management and administration grew by $242 billion or 44% from a year ago to $794 billion, with the acquired F&C business contributing $150 billion to the increase. Excluding F&C, assets under management and administration grew by 17%, driven by market appreciation, the stronger U.S. dollar and growth in new client assets.

Q4 2014 vs Q3 2014

Net income increased $36 million or 18% and adjusted net income increased $41 million or 18% from last quarter. Adjusted net income in traditional wealth decreased $28 million or 18% as revenue growth was more than offset by higher than run-rate expenses in part due to the settlement of a legal matter. Adjusted net income in insurance increased $69 million or 142% due to the factors mentioned above. There was continued growth in both the underlying creditor and life insurance businesses.

16 • BMO Financial Group Fourth Quarter Report 2014

Revenue increased $112 million or 11% from last quarter. Revenue in traditional wealth increased $15 million or 2%, reflecting higher fee-based revenue from growth in client assets. Insurance revenue increased $97 million or 117% reflecting the factors mentioned above. The stronger U.S. dollar increased revenue by $6 million.

Non-interest expense increased $70 million or 9% from last quarter. Adjusted non-interest expense increased $65 million or 9% mainly due to higher than run-rate expenses including the settlement of a legal matter and marketing expenses. The stronger U.S. dollar increased adjusted expenses by $6 million.

BMO Capital Markets	Table 13

(Canadian $ in millions, except as noted)	Q4-2014	Q3-2014	Q4-2013	Fiscal-2014	Fiscal-2013
Net interest income (teb)	262	328	279	1,179	1,202
Non-interest revenue	549	658	518	2,545	2,190
Total revenue (teb)	811	986	797	3,724	3,392
Provision for (recovery of) credit losses	(7)	(6)	(17)	(18)	(36)
Non-interest expense	574	589	526	2,353	2,084
Income before income taxes	244	403	288	1,389	1,344
Provision for income taxes (teb)	53	97	71	310	300
Reported net income	191	306	217	1,079	1,044
Amortization of acquisition-related intangible assets (1)	-	-	-	1	2
Adjusted net income	191	306	217	1,080	1,046
Trading Products revenue	469	596	482	2,254	2,125
Investment and Corporate Banking revenue	342	390	315	1,470	1,267
Net income growth (%)	(11.9)	13.9	(29.3)	3.3	6.0
Revenue growth (%)	1.9	14.5	(10.9)	9.8	4.4
Non-interest expense growth (%)	9.0	12.8	(0.4)	12.9	5.0
Return on equity (%)	14.3	22.4	15.0	19.2	18.0
Operating leverage (%) (teb)	(7.1)	1.7	(10.5)	(3.1)	(0.6)
Efficiency ratio (%) (teb)	70.7	59.8	66.1	63.2	61.4
Net interest margin on average earning assets (%) (teb)	0.46	0.58	0.54	0.53	0.59
Average earning assets	226,757	223,886	204,881	223,677	202,960
Average assets	264,717	258,916	240,268	260,962	247,609
Average current loans and acceptances	31,091	31,154	25,659	30,125	24,874
Average deposits	133,368	133,538	125,514	133,839	121,881
U.S. Select Financial Data (US$ in millions)
Total revenue (teb)	263	284	278	1,190	1,069
Non-interest expense	216	231	210	900	834
Reported net income	37	45	60	233	216
Average earning assets	81,738	84,439	75,721	81,060	77,860
Average assets	90,344	93,263	86,882	90,574	93,919
Average current loans and acceptances	9,601	10,033	8,230	9,559	8,567
Average deposits	57,660	58,911	59,184	58,151	60,788
(1)	Before tax amounts of: $1 million in Q4-2014; $nil million in Q3-2014; $nil million in Q4-2013; $2 million in fiscal 2014; and $2 million in fiscal 2013.

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Q4 2014 vs Q4 2013

Net income of $191 million decreased $26 million or 12% from a year ago as higher revenue was more than offset by higher expenses and lower loan recoveries.

Revenue increased $14 million or 2% year over year. There were higher corporate banking revenue, higher equity underwriting fees as well as increased net securities gains in Investment and Corporate Banking. In Trading Products, improved equity and foreign exchange trading was more than offset by lower interest rate trading due to less favourable market conditions and lower client activity, as well as a charge from a funding valuation adjustment implemented in the quarter which reduced revenue by $39 million. The stronger U.S. dollar increased revenue by $18 million or 2%.

Recoveries of credit losses were lower by $10 million. Non-interest expense increased $48 million or 9% due to higher employee-related expenses and increased support costs, driven by a changing business and regulatory environment. The stronger U.S. dollar increased expense by $15 million or 3%.

Q4 2014 vs Q3 2014

Net income decreased $115 million or 37% from the previous quarter which reflected strong quarterly results.

Revenue decreased $175 million or 18% as the third quarter benefited from very strong revenue performance in both the Investment and Corporate Banking and Trading Products businesses. There were lower investment banking fees and trading revenues in both interest rate and equity trading due to less favourable market conditions and lower client activity, as well as the negative impact from the funding valuation adjustment.

Recoveries of credit losses were $1 million higher than the prior quarter. Non-interest expense decreased $15 million or 3% from the previous quarter due to lower employee-related expenses.

BMO Financial Group Fourth Quarter Report 2014 • 17

Corporate Services, Including Technology and Operations	Table 14

(Canadian $ in millions, except as noted)	Q4-2014	Q3-2014	Q4-2013	Fiscal-2014	Fiscal-2013
Net interest income before group teb offset	10	(43)	39	(62)	408
Group teb offset	(99)	(154)	(89)	(476)	(344)
Net interest income (teb)	(89)	(197)	(50)	(538)	64
Non-interest revenue	63	14	69	147	147
Total revenue (teb)	(26)	(183)	19	(391)	211
Provision for (recovery) of credit losses	2	(47)	(57)	(123)	(175)
Non-interest expense	148	103	184	469	800
Loss before income taxes	(176)	(239)	(108)	(737)	(414)
Recovery of income taxes (teb)	(137)	(184)	(94)	(544)	(342)
Reported net income (loss)	(39)	(55)	(14)	(193)	(72)
Adjusted Results
Adjusted net interest income before group teb offset	10	(43)	(78)	(62)	(249)
Group teb offset	(99)	(154)	(89)	(476)	(344)
Adjusted net interest income (teb)	(89)	(197)	(167)	(538)	(593)
Adjusted non-interest revenue	63	14	58	147	113
Adjusted total revenue (teb)	(26)	(183)	(109)	(391)	(480)
Adjusted provision for (recovery) of credit losses	2	(47)	(106)	(123)	(405)
Adjusted non-interest expense	148	103	120	469	454
Adjusted net loss	(39)	(55)	(22)	(193)	(133)
Corporate Services Recovery of Credit Losses
Impaired real estate loans	2	8	(14)	21	(43)
Interest on impaired loans	3	5	12	26	48
Purchased credit impaired loans	(33)	(57)	(104)	(252)	(410)
Purchased performing loans (1)	30	(3)	-	82	-
Provision for (recovery) of credit losses, adjusted basis	2	(47)	(106)	(123)	(405)
Increase (decrease) in collective allowance	-	-	-	-	(10)
Purchased performing loans (1)	-	-	49	-	240
Provision for (recovery) of credit losses, reported basis	2	(47)	(57)	(123)	(175)
Average loans and acceptances	356	402	669	452	972
Period-end loans and acceptances	306	359	526	306	526
U.S. Select Financial Data (US$ in millions)
Total revenue (teb)	(79)	(63)	28	(183)	315
Recovery of credit losses	(23)	(26)	(95)	(120)	(256)
Non-interest expense	40	44	110	146	420
Provision for (recovery of) income taxes (teb)	(44)	(29)	(7)	(103)	38
Reported net income (loss)	(52)	(52)	20	(106)	113
Adjusted total revenue (teb)	(79)	(63)	(66)	(183)	(313)
Adjusted provision for (recovery) of credit losses	2	(44)	(102)	(117)	(398)
Adjusted non-interest expense	40	44	52	146	163
Adjusted net income (loss)	(66)	(39)	2	(105)	(28)
(1)	Effective Q1-2014, Corporate Services adjusted results include credit-related items in respect of the purchased performing loan portfolio. Further details are provided in the Non-GAAP Measures section.

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Corporate Services

Corporate Services consists of Corporate Units and Technology and Operations (T&O). Corporate Units provide enterprise-wide expertise and governance support in a variety of areas, including strategic planning, risk management, finance, legal and compliance, marketing, communications and human resources. T&O manages, maintains and provides governance over information technology, operations services, real estate and sourcing for BMO Financial Group.

The costs of these Corporate Units and T&O services are largely transferred to the three client operating groups (P&C, Wealth Management and BMO Capital Markets), and only relatively minor amounts are retained in Corporate Services results. As such, Corporate Services adjusted operating results largely reflect the impact of certain asset-liability management activities, the elimination of taxable equivalent adjustments, the results from certain impaired real estate secured assets and purchased loan accounting impacts. Corporate Services reported results in prior years reflected a number of items and activities that were excluded from BMO’s adjusted results to help assess BMO’s performance. These adjusting items were not reflective of core operating results. They are itemized in the Non-GAAP Measure section.

Financial Performance Review

Q4 2014 vs Q4 2013

Corporate Services reported and adjusted net loss for the fourth quarter was $39 million, compared with a reported net loss of $14 million and an adjusted net loss of $22 million a year ago. Adjusted results were lower due to lower recoveries primarily on the purchased credit impaired loan portfolio and higher expenses, partially offset by above trend revenue due to improved net interest income and purchased performing loan revenue.

Q4 2014 vs. Q3 2014

Corporate Services reported and adjusted net loss for the fourth quarter was $39 million, compared with a reported and adjusted net loss of $55 million in the third quarter of 2014. Results were above trend due to increased net interest income and hedge gains, partially offset by higher technology and regulatory expenses and lower credit recoveries.

18 • BMO Financial Group Fourth Quarter Report 2014

Non-GAAP Measures

Results and measures in this Financial Review are presented on a GAAP basis. They are also presented on an adjusted basis that excludes the impact of certain items as set out in Table 16 below. Management assesses performance on a reported basis and on an adjusted basis and considers both to be useful in assessing underlying ongoing business performance. Presenting results on both bases provides readers with a better understanding of how management assesses results. It also permits readers to assess the impact of certain specified items on results for the periods presented and to better assess results excluding those items if they consider the items to not be reflective of ongoing results. As such, the presentation may facilitate readers’ analysis of trends, as well as comparisons with our competitors. Adjusted results and measures are non-GAAP and as such do not have standardized meaning under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from or as a substitute for GAAP results.

Non-GAAP Measures	Table 15

(Canadian $ in millions, except as noted)	Q4-2014	Q3-2014	Q4-2013	Fiscal-2014	Fiscal-2013
Reported Results
Revenue	4,340	4,215	4,138	16,718	16,063
Provision for credit losses	(170)	(130)	(189)	(561)	(587)
Non-interest expense	(2,887)	(2,756)	(2,580)	(10,921)	(10,226)
Income before income taxes	1,283	1,329	1,369	5,236	5,250
Provision for income taxes	(213)	(203)	(295)	(903)	(1,055)
Net Income	1,070	1,126	1,074	4,333	4,195
EPS ($)	1.56	1.67	1.60	6.41	6.17
Adjusting Items (Pre-tax) (1)
Credit-related items on the purchased performing loan portfolio (see below *)	-	-	49	-	406
Acquisition integration costs (2)	(11)	(9)	(60)	(20)	(251)
Amortization of acquisition-related intangible assets (3)	(42)	(39)	(31)	(140)	(125)
Decrease in the collective allowance for credit losses (4)	-	-	-	-	2
Run-off structured credit activities (5)	-	-	26	-	40
Restructuring costs (6)	-	-	-	-	(82)
Adjusting items included in reported pre-tax income	(53)	(48)	(16)	(160)	(10)
Adjusting Items (After tax) (1)
Credit-related items on the purchased performing loan portfolio (see below *)	-	-	30	-	250
Acquisition integration costs (2)	(9)	(7)	(37)	(16)	(155)
Amortization of acquisition-related intangible assets (3)	(32)	(29)	(22)	(104)	(89)
Increase in the collective allowance for credit losses (4)	-	-	(5)	-	(9)
Run-off structured credit activities (5)	-	-	20	-	34
Restructuring costs (6)	-	-	-	-	(59)
Adjusting items included in reported net income after tax	(41)	(36)	(14)	(120)	(28)
Impact on EPS ($)	(0.07)	(0.06)	(0.02)	(0.18)	(0.04)
Adjusted Results
Revenue	4,340	4,215	4,010	16,718	15,372
Provision for credit losses	(170)	(130)	(140)	(561)	(357)
Non-interest expense	(2,834)	(2,708)	(2,485)	(10,761)	(9,755)
Income before income taxes	1,336	1,377	1,385	5,396	5,260
Provision for income taxes	(225)	(215)	(297)	(943)	(1,037)
Net income	1,111	1,162	1,088	4,453	4,223
EPS ($)	1.63	1.73	1.62	6.59	6.21
*Credit-related items on the purchased performing loan portfolio are comprised of the following amounts (7):
Revenue (8)	-	-	98	-	638
Provision for credit losses	-	-	(49)	-	(232)
Increase in pre-tax income	-	-	49	-	406
Provision for income taxes	-	-	(19)	-	(156)
Increase in reported net income after tax	-	-	30	-	250

Adjusted results and measures in this table are non-GAAP amounts or non-GAAP measures.

(1)	Adjusting items in 2013 are included in Corporate Services with the exception of the amortization of acquisition-related intangible assets, which is charged to the operating groups. Acquisition integration costs in 2014 related to F&C are charged to Wealth Management.
(2)	Acquisition integration costs are included in non-interest expense.
(3)	These expenses were charged to the non-interest expense of the operating groups. Before and after-tax amounts for each operating group are provided on pages 13, 14, 15, 16 and 17.
(4)	In 2014, changes to the collective allowance include the impact of changes in the purchased performing portfolio. In 2013, the impact of the purchase performing portfolio on the collective allowance is reflected in credit-related items.
(5)	Primarily comprised of valuation changes associated with these activities that are mainly included in trading revenue in non-interest revenue.
(6)	Restructuring charge to align our cost structure with the current and future business environment as part of a broader effort to improve productivity.
(7)	Effective the first quarter of 2014, Corporate Services adjusted results include credit-related items in respect of the purchased performing portfolio, including $44 million of revenue in Q4-2014 ($47 million in Q3-2014 and $238 million in Fiscal-2014) and $30 million of specific provisions on purchased performing loans in Q4-2014 (recoveries of $3 million in Q3-2014 and specific provisions of $82 million in Fiscal-2014)
(8)	Recognition in net interest income of a portion of the credit mark on the purchased performing loan portfolio.

BMO Financial Group Fourth Quarter Report 2014 • 19

Risk Management

Market Risk

Trading, Underwriting and Non-Trading (Structural) Market Risk

Total Trading Value at Risk (VaR) declined over the period mainly due to reduced equity exposures. There was a partially offsetting decline in overall diversification. The available-for-sale (AFS) VaR declined as a result of position reductions in a number of portfolios and from the impact of parameter recalibrations. Total Trading Stressed VaR trended lower mainly due to lower overall exposures offset with partially reduced diversification, broadly reflecting changes in Trading VaR over the quarter.

There were no significant changes in our structural market risk management practices during the quarter. Structural economic value exposure to rising interest rates primarily reflects a lower market value for fixed-rate loans. Structural earnings exposure to falling interest rates primarily reflects the risk of prime-based loans repricing at lower rates. Economic value sensitivities increased primarily owing to growth in capital and reduced short term asset sensitivity. Earnings sensitivities remained largely unchanged over the quarter.

BMO’s market risk management practices and key measures are outlined on pages 91 to 95 of BMO’s 2014 annual MD&A.

Total Trading Value at Risk (VaR) Summary ($ in millions)* **	Table 16

	For the quarter ended October 31, 2014				As at July 31, 2014	As at October 31, 2013

(Pre-tax Canadian equivalent)	Quarter-end	Average	High	Low	Quarter-end	Quarter-end

Commodity VaR	(0.5)	(0.5)	(0.7)	(0.4)	(0.6)	(0.4)
Equity VaR	(3.2)	(4.3)	(6.6)	(3.1)	(6.0)	(6.1)
Foreign exchange VaR	(0.5)	(0.6)	(1.3)	(0.1)	(0.2)	(0.5)
Interest rate VaR	(5.8)	(5.3)	(7.5)	(4.1)	(6.6)	(4.6)
Credit VaR	(5.5)	(4.7)	(5.5)	(4.5)	(4.8)	(5.0)
Diversification	7.4	7.7	nm	nm	9.2	7.5

Total Trading VaR	(8.1)	(7.7)	(9.0)	(6.5)	(9.0)	(9.1)

Total AFS VaR	(7.9)	(8.6)	(9.3)	(7.7)	(9.5)	(10.1)

*	Total Trading VaR and AFS VaR above are subject to BMO Capital Markets trading management framework.
**	One-day measure using a 99% confidence interval. Losses are in brackets and benefits are presented as positive numbers.
nm	- not meaningful

Total Trading Stressed Value at Risk (SVaR) Summary ($ in millions)* **	Table 17

	For the quarter ended October 31, 2014				As at July 31, 2014	As at October 31, 2013

(Pre-tax Canadian equivalent)	Quarter-end	Average	High	Low	Quarter-end	Quarter-end

Commodity SVaR	(3.2)	(2.8)	(4.3)	(1.9)	(3.3)	(4.7)
Equity SVaR	(14.0)	(8.7)	(14.0)	(6.1)	(13.4)	(9.8)
Foreign exchange SVaR	(0.7)	(1.5)	(4.6)	(0.2)	(0.2)	(0.8)
Interest rate SVaR	(11.2)	(13.1)	(21.4)	(10.1)	(14.2)	(9.5)
Credit SVaR	(13.6)	(13.5)	(17.5)	(12.6)	(13.0)	(11.0)
Diversification	20.6	22.6	nm	nm	25.6	19.9

Total Trading SVaR	(22.1)	(17.0)	(22.1)	(12.2)	(18.5)	(15.9)

*	Stressed VaR is produced weekly.
**	One-day measure using a 99% confidence interval. Losses are in brackets and benefits are presented as positive numbers.
nm	- not meaningful

Structural Balance Sheet Earnings and Value Sensitivity to Changes in Interest Rates ($ in millions)* **	Table 18

	Economic value sensitivity (Pre-tax)			Earnings sensitivity over the next 12 months (After tax)

(Canadian equivalent)	October 31, 2014	July 31, 2014	October 31, 2013	October 31, 2014	July 31, 2014	October 31, 2013

100 basis point increase	(715.1)	(629.8)	(503.1)	64.7	59.3	95.4
100 basis point decrease	405.2	340.7	340.1	(62.6)	(50.7)	(90.8)

200 basis point increase	(1,579.4)	(1,404.6)	(1,078.8)	85.8	77.9	158.1
200 basis point decrease	320.5	222.2	442.7	(68.1)	(54.9)	(113.7)

*	Losses are in brackets and benefits are presented as positive numbers.
**	For BMO’s Insurance businesses, a 100 basis point increase in interest rates at October 31, 2014, results in an increase in earnings after tax of $71 million and an increase in economic value before tax of $385 million ($68 million and $414 million, respectively, at July 31, 2014; $81 million and $335 million, respectively, at October 31, 2013). A 100 basis point decrease in interest rates at October 31, 2014, results in a decrease in earnings after tax of $63 million and a decrease in economic value before tax of $414 million ($59 million and $489 million, respectively, at July 31, 2014; $66 million and $399 million, respectively, at October 31, 2013). These impacts are not reflected in the table above.

Our liquidity and funding, collateral management, insurance risk, information and cybersecurity, real estate secured lending, derivative transactions, and management practices and key measures are outlined in the Enterprise-Wide Risk Management section on pages 77 to 105 of BMO’s 2014 annual MD&A.

20 • BMO Financial Group Fourth Quarter Report 2014

Interim Consolidated Financial Statements

Consolidated Statement of Income

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended					For the twelve months ended
	October 31, 2014	July 31, 2014	April 30, 2014	January 31, 2014	October 31, 2013	October 31, 2014	October 31, 2013
Interest, Dividend and Fee Income
Loans	$2,775	$2,683	$2,639	$2,680	$2,695	$10,777	$10,745
Securities	494	517	477	506	543	1,994	2,276
Deposits with banks	67	67	69	67	59	270	244
	3,336	3,267	3,185	3,253	3,297	13,041	13,265
Interest Expense
Deposits	720	727	701	717	711	2,865	2,727
Subordinated debt	40	37	37	36	38	150	145
Other liabilities	398	396	384	387	431	1,565	1,716
	1,158	1,160	1,122	1,140	1,180	4,580	4,588
Net Interest Income	2,178	2,107	2,063	2,113	2,117	8,461	8,677
Non-Interest Revenue
Securities commissions and fees	232	238	236	228	218	934	846
Deposit and payment service charges	262	260	239	241	237	1,002	916
Trading revenues	198	231	246	274	188	949	849
Lending fees	171	169	171	169	155	680	603
Card fees	118	116	116	112	110	462	461
Investment management and custodial fees	351	343	279	273	252	1,246	971
Mutual fund revenues	305	301	238	229	220	1,073	832
Underwriting and advisory fees	166	238	149	191	156	744	659
Securities gains, other than trading	41	12	47	62	210	162	285
Foreign exchange, other than trading	47	40	38	54	38	179	172
Insurance income	189	94	113	107	125	503	445
Other	82	66	106	69	112	323	347
	2,162	2,108	1,978	2,009	2,021	8,257	7,386
Total Revenue	4,340	4,215	4,041	4,122	4,138	16,718	16,063
Provision for Credit Losses	170	130	162	99	189	561	587
Non-Interest Expense
Employee compensation	1,575	1,595	1,491	1,581	1,439	6,242	5,842
Premises and equipment	532	469	452	455	491	1,908	1,833
Amortization of intangible assets	98	104	90	90	89	382	346
Travel and business development	165	136	122	119	142	542	514
Communications	70	73	78	68	70	289	291
Business and capital taxes	11	8	10	10	10	39	39
Professional fees	188	159	140	135	142	622	527
Other	248	212	211	226	197	897	834
	2,887	2,756	2,594	2,684	2,580	10,921	10,226
Income Before Provision for Income Taxes	1,283	1,329	1,285	1,339	1,369	5,236	5,250
Provision for income taxes	213	203	209	278	295	903	1,055
Net Income	$1,070	$1,126	$1,076	$1,061	$1,074	$4,333	$4,195
Attributable to:
Bank shareholders	1,057	1,110	1,062	1,048	1,061	4,277	4,130
Non-controlling interest in subsidiaries	13	16	14	13	13	56	65
Net Income	$1,070	$1,126	$1,076	$1,061	$1,074	$4,333	$4,195
Earnings Per Share (Canadian $)
Basic	$1.57	$1.68	$1.61	$1.58	$1.60	$6.44	$6.19
Diluted	1.56	1.67	1.60	1.58	1.60	6.41	6.17

Certain comparative figures have been reclassified to conform with the current period’s presentation and for changes in accounting policies – see Note 1 of the Annual Consolidated Financial Statements.

BMO Financial Group Fourth Quarter Report 2014 • 21

Interim Consolidated Financial Statements

Consolidated Statement of Comprehensive Income

(Unaudited) (Canadian $ in millions)	For the three months ended					For the twelve months ended
	October 31 2014	July 31, 2014	April 30, 2014	January 31, 2014	October 31 2013	October 31, 2014	October 31 2013
Net income	$1,070	$1,126	$1,076	$1,061	$1,074	$4,333	$4,195
Other Comprehensive Income (Loss)
Items that will not be reclassified to net income
Remeasurement of pension and other employee future benefit plans (1)	(73)	(98)	21	25	(17)	(125)	298
	(73)	(98)	21	25	(17)	(125)	298
Items that may be subsequently reclassified to net income:
Net change in unrealized gains (losses) on available-for-sale securities
Unrealized gains (losses) on available-for-sale securities arising during the period (2)	(37)	76	27	(38)	67	28	(10)
Reclassification to earnings of (gains) in the period (3)	(22)	(17)	(16)	(22)	(5)	(77)	(50)
	(59)	59	11	(60)	62	(49)	(60)
Net change in unrealized gains (losses) on cash flow hedges
Gains on cash flow hedges arising during the period (4)	83	53	(31)	142	137	247	(25)
Reclassification to earning of (gains) on cash flow hedges (5)	(25)	(25)	(23)	(25)	(23)	(98)	(125)
	58	28	(54)	117	114	149	(150)
Net gain on translation of net foreign operations
Unrealized gain (loss) on translation of net foreign operations	578	(98)	(278)	1,176	261	1,378	741
Impact of hedging unrealized (loss) on translation of net foreign operations (6)	(120)	-	(25)	(270)	(109)	(415)	(409)
	458	(98)	(303)	906	152	963	332
Other Comprehensive Income (Loss)	384	(109)	(325)	988	311	938	420
Total Comprehensive Income	$1,454	$1,017	$751	$2,049	$1,385	$5,271	$4,615
Attributable to:
Bank shareholders	1,441	1,001	737	2,036	1,372	5,215	4,550
Non-controlling interest in subsidiaries	13	16	14	13	13	56	65
Total Comprehensive Income	$1,454	$1,017	$751	$2,049	$1,385	$5,271	$4,615

(1)	Net of income tax (provision) recovery of $49, $32, $(11), $(10), $11 for the three months ended, and $63, $(126) for the twelve months ended, respectively.
(2)	Net of income tax (provision) recovery of $8, $(30), $(12), $12, $(27) for the three months ended, and $(22), $9 for the twelve months ended, respectively.
(3)	Net of income tax provision of $10, $6, $9, $12, $3 for the three months ended, and $37, $22 for the twelve months ended, respectively.
(4)	Net of income tax (provision) recovery of $(37), $(14), $15, $(43), $(49) for the three months ended, and $(79), $12 for the twelve months ended, respectively.
(5)	Net of income tax provision of $8, $6, $5, $9, $7 for the three months ended, and $28, $45 for the twelve months ended, respectively.
(6)	Net of income tax (provision) recovery of $42, $(2), $9, $95, $39 for the three months ended, and $144, $146 for the twelve months ended, respectively.

Certain comparative figures have been reclassified to conform with the current period’s presentation and for changes in accounting policies – see Note 1 of the Annual Consolidated Financial Statements.

22 • BMO Financial Group Fourth Quarter Report 2014

Interim Consolidated Financial Statements

Consolidated Balance Sheet

(Unaudited) (Canadian $ in millions)	As at
	October 31, 2014	July 31, 2014	April 30, 2014	January 31, 2014	October 31, 2013
Assets
Cash and Cash Equivalents	$28,386	$38,250	$35,082	$34,112	$26,089
Interest Bearing Deposits with Banks	6,110	5,800	7,069	6,586	6,518
Securities
Trading	85,022	90,459	82,426	85,957	75,159
Available-for-sale	46,966	47,673	51,883	55,736	53,710
Held-to-maturity	10,344	10,420	9,318	8,254	6,032
Other	987	989	983	994	899
	143,319	149,541	144,610	150,941	135,800
Securities Borrowed or Purchased Under Resale Agreements	53,555	49,452	51,981	53,579	39,799
Loans
Residential mortgages	101,013	99,484	97,632	97,321	96,392
Consumer instalment and other personal	64,143	64,286	64,571	64,610	63,640
Credit cards	7,972	7,976	7,953	7,963	7,870
Businesses and governments	120,766	115,812	116,492	112,396	104,585
	293,894	287,558	286,648	282,290	272,487
Customers’ liability under acceptances	10,878	9,651	9,906	9,207	8,472
Allowance for credit losses	(1,734)	(1,768)	(1,850)	(1,747)	(1,665)
	303,038	295,441	294,704	289,750	279,294
Other Assets
Derivative instruments	32,655	26,825	28,859	37,502	30,259
Premises and equipment	2,276	2,174	2,172	2,220	2,168
Goodwill	5,353	5,253	3,994	4,052	3,819
Intangible assets	2,052	2,020	1,554	1,558	1,511
Current tax assets	665	770	800	1,030	1,065
Deferred tax assets	3,019	2,962	2,927	2,986	3,027
Other	8,231	8,344	8,293	8,346	7,695
	54,251	48,348	48,599	57,694	49,544
Total Assets	$588,659	$586,832	$582,045	$592,662	$537,044
Liabilities and Equity
Deposits
Banks	$18,243	$22,865	$22,607	$26,930	$20,591
Businesses and governments	239,139	243,808	238,915	240,347	222,346
Individuals	135,706	132,550	132,485	131,116	125,432
	393,088	399,223	394,007	398,393	368,369
Other Liabilities
Derivative instruments	33,657	28,151	30,279	36,843	31,974
Acceptances	10,878	9,651	9,906	9,207	8,472
Securities sold but not yet purchased	27,348	28,366	24,350	26,646	22,446
Securities lent or sold under repurchase agreements	39,695	40,606	46,125	44,789	28,884
Current tax liabilities	235	255	146	386	438
Deferred tax liabilities	178	185	71	115	107
Other	43,263	42,147	39,871	39,585	41,179
	155,254	149,361	150,748	157,571	133,500
Subordinated Debt	4,913	3,948	3,965	3,983	3,996
Equity
Share capital	15,397	15,194	14,686	14,298	14,268
Contributed surplus	304	310	313	316	315
Retained earnings	17,237	16,724	16,155	15,617	15,087
Accumulated other comprehensive income	1,375	991	1,100	1,425	437
Total shareholders’ equity	34,313	33,219	32,254	31,656	30,107
Non-controlling interest in subsidiaries	1,091	1,081	1,071	1,059	1,072
Total Equity	35,404	34,300	33,325	32,715	31,179
Total Liabilities and Equity	$588,659	$586,832	$582,045	$592,662	$537,044

Certain comparative figures have been reclassified to conform with the current period’s presentation and for changes in accounting policies – see Note 1 of the Annual Consolidated Financial Statements.

BMO Financial Group Fourth Quarter Report 2014 • 23

Interim Consolidated Financial Statements

Consolidated Statement of Changes in Equity

(Unaudited) (Canadian $ in millions)	For the three months ended		For the twelve months ended
	October 31,	October 31,	October 31,	October 31,
	2014	2013	2014	2013
Preferred Shares
Balance at beginning of period	$3,040	$2,265	$2,265	$2,465
Issued during the period	-	-	1,200	-
Redeemed during the period	-	-	(425)	(200)
Balance at End of Period	3,040	2,265	3,040	2,265
Common Shares
Balance at beginning of period	12,154	11,999	12,003	11,957
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	176	1	223	130
Issued under the Stock Option Plan	27	54	131	116
Repurchased for cancellation	-	(51)	-	(200)
Balance at End of Period	12,357	12,003	12,357	12,003
Contributed Surplus
Balance at beginning of period	310	321	315	213
Stock option expense/exercised	(2)	(6)	(7)	(5)
Foreign exchange on redemption of preferred shares	-	-	-	107
Other	(4)	-	(4)	-
Balance at End of Period	304	315	304	315
Retained Earnings
Balance at beginning of period	16,724	14,657	15,087	13,456
Net income attributable to bank shareholders	1,057	1,061	4,277	4,130
Dividends – Preferred shares	(37)	(29)	(120)	(120)
– Common shares	(507)	(476)	(1,991)	(1,904)
Common shares repurchased for cancellation	-	(126)	-	(475)
Share issue expense	-	-	(16)	-
Balance at End of Period	17,237	15,087	17,237	15,087
Accumulated Other Comprehensive Income on Pension and Other Post-Employment Plans
Balance at beginning of period	(217)	(148)	(165)	(463)
Re-measurement of pension and other post-employment plans (1)	(73)	(17)	(125)	298
Balance at End of Period	(290)	(165)	(290)	(165)
Accumulated Other Comprehensive Income on Available-for-Sale Securities
Balance at beginning of period	215	143	205	265
Unrealized gains (losses) on available-for-sale securities arising during the period (2)	(37)	67	28	(10)
Reclassification to earnings of (gains) in the period (3)	(22)	(5)	(77)	(50)
Balance at End of Period	156	205	156	205
Accumulated Other Comprehensive Income on Cash Flow Hedges
Balance at beginning of period	83	(122)	(8)	142
Gains on cash flow hedges arising during the period (4)	83	137	247	(25)
Reclassification to earnings of (gains) in the period (5)	(25)	(23)	(98)	(125)
Balance at End of Period	141	(8)	141	(8)
Accumulated Other Comprehensive Income on Translation of Net Foreign Operations
Balance at beginning of period	910	253	405	73
Unrealized gain on translation of net foreign operations	578	261	1,378	741
Impact of hedging unrealized (loss) on translation of net foreign operations (6)	(120)	(109)	(415)	(409)
Balance at End of Period	1,368	405	1,368	405
Total Accumulated Other Comprehensive Income	1,375	437	1,375	437
Total Shareholders’ Equity	$34,313	$30,107	$34,313	$30,107
Non-controlling Interest in Subsidiaries
Balance at beginning of period	1,081	1,058	1,072	1,435
Net income attributable to non-controlling interest	13	13	56	65
Dividends to non-controlling interest	-	(5)	(52)	(73)
Preferred share redemption	-	-	-	(359)
Acquisitions	-	-	22	-
Other	(3)	6	(7)	4
Balance at End of Period	1,091	1,072	1,091	1,072
Total Equity	$35,404	$31,179	$35,404	$31,179

(1)	Net of income tax (provision) recovery of $49, $11, $63, $(126) for the three and twelve months ended, respectively.
(2)	Net of income tax (provision) recovery of $8, $(27), $(22), $9 for the three and twelve months ended, respectively.
(3)	Net of income tax provision of $10, $3, $37, $22 for the three and twelve months ended, respectively.
(4)	Net of income tax (provision) recovery of $(37), $(49), $(79), $12 for the three and twelve months ended, respectively.
(5)	Net of income tax provision of $8, $7, $28, $45 for the three and twelve months ended, respectively.
(6)	Net of income tax (provision) recovery of $42, $39, $144, $146 for the three and twelve months ended, respectively.

Certain comparative figures have been reclassified to conform with the current period’s presentation and for changes in accounting policies – see Note 1 of the Annual Consolidated Financial Statements.

24 • BMO Financial Group Fourth Quarter Report 2014

INVESTOR AND MEDIA PRESENTATION

Investor Presentation Materials

Interested parties are invited to visit our website at www.bmo.com/investorrelations to review our 2014 annual MD&A and audited annual consolidated financial statements, this quarterly news release, presentation materials and supplementary financial information package online.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Tuesday, December 2, 2014, at 2:00 p.m. (EST). At that time, senior BMO executives will comment on results for the quarter and respond to questions from the investor community. The call may be accessed by telephone at 416-695-9753 (from within Toronto) or 1-888-789-0089 (toll-free outside Toronto). A replay of the conference call can be accessed until Monday, February 23, 2015, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering passcode 6766952.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can also be accessed on the site.

Media Relations Contacts

Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996

Ronald Monet, Montreal, ronald.monet@bmo.com, 514-877-1873

Investor Relations Contacts

Sharon Haward-Laird, Head, Corporate Communications and Investor Relations, sharon.hawardlaird@bmo.com, 416-867-6656

Andrew Chin, Director, Investor Relations, andrew.chin@bmo.com, 416-867-7019

Chief Financial Officer

Tom Flynn, Chief Financial Officer, tom.flynn@bmo.com, 416-867-4689

Corporate Secretary

Barbara Muir, Corporate Secretary, corp.secretary@bmo.com, 416-867-6423

Shareholder Dividend Reinvestment and Share Purchase Plan (the Plan)	For other shareholder information, including the notice for our normal course issuer bid, please contact

Average market price as defined under the Plan

August 2014 $82.38 ($80.73*)

September 2014 $82.91

October 2014 $81.83

*reflects 2% discount for dividend reinvestment.

For dividend information, change in shareholder address

or to advise of duplicate mailings, please contact

Bank of Montreal

Shareholder Services

Corporate Secretary’s Department

One First Canadian Place, 21st Floor

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6785

Fax: (416) 867-6793

E-mail: corp.secretary@bmo.com

Computershare Trust Company of Canada
100 University Avenue, 9th Floor	For further information on this report, please contact
Toronto, Ontario M5J 2Y1	Bank of Montreal
Telephone: 1-800-340-5021 (Canada and the United States)	Investor Relations Department
Telephone: (514) 982-7800 (international)	P.O. Box 1, One First Canadian Place, 18th Floor
Fax: 1-888-453-0330 (Canada and the United States)	Toronto, Ontario M5X 1A1
Fax: (416) 263-9394 (international)
E-mail: service@computershare.com

To review financial results online, please visit our website at www.bmo.com. To review regulatory filings and disclosures online, please visit our website at www.bmo.com/investorrelations.

Our 2014 annual MD&A, audited annual consolidated financial statements and annual report on Form 40-F (filed with the U.S. Securities and Exchange Commission) are available online at www.bmo.com/investorrelations and at www.sedar.com. Printed copies of the Bank’s complete 2014 audited financial statements are available free of charge upon request at 416-867-6785 or corp.secretary@bmo.com.

® Registered trademark of Bank of Montreal

BMO Financial Group Fourth Quarter Report 2014 • 25